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                                                            Pursuant to Rule 425
                                                                File No. 0-18415




                                  April 7, 2000



Dear Shareholder:

         I am pleased to inform you that the directors of IBT Bancorp have unanimously approved entering into an agreement with FSB Bancorp, Inc. of Breckenridge to combine companies. Today a Definitive Agreement was signed forming a financial service company with over $500 million in total assets and 18 banking offices. IBT is the holding company for Isabella Bank and Trust and FSB is the holding company for Farmers State Bank. Both banks will continue to operate as stand alone banks. The transaction will involve Farmers State Bank becoming a subsidiary of IBT, with FSB shareholders receiving 2.1362 shares of IBT common stock for each share of FSB stock.

         The Board of Directors of the holding company will consist of eight existing directors of IBT and two representatives designated by FSB. L. A. Johns will continue as Chairman of the Board of the holding company, and David W. Hole will continue as President and Chief Executive Officer. Herbert C. Wybenga will be named as Vice President of IBT, and will continue as President and Chief Executive Officer of Farmers State Bank. The management team for Isabella Bank and Trust will remain unchanged.

         The transaction is expected to be completed in the third quarter of 2000, following the receipt of regulatory and FSB shareholder approvals. No vote of our shareholders is required under state law. No per share dilution is anticipated after the first year of operation, nor will there be any change in the corporate cash or stock dividend policy as a result of the transaction.

         Your directors believe that FSB Bancorp, Inc. shares our commitment to our customers and the communities we serve. Isabella Bank and Trust and Farmers State Bank will continue to operate as community banks, delivering the same high quality personal service that has made us both so successful in the past. Together we each will benefit from the efficiencies of a larger organization.

         We look forward to seeing you at the Annual Shareholders Meeting on April 18, 2000.

                                                     Sincerely,


                                                     /s/ L.A. Johns
                                                     ---------------------------
                                                     L.A. Johns
                                                     Chairman


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Dear FSB Bancorp, Inc. Shareholder:

I am pleased to inform you that the directors of FSB Bancorp, Inc. have entered into an agreement for the holding company to be merged with IBT Bancorp of Mount Pleasant. Under the terms of the agreement, Farmers State Bank will become an affiliate of IBT Bancorp, and will continue to operate under its current name and with its existing management team and board of directors. The proposed transaction is subject to your approval and that of bank regulators.

During this interim period, a special shareholders meeting will be scheduled to obtain your approval of the transaction. Regulatory approval is expected in the third quarter of 2000. The directors of FSB Bancorp, inc. believe that the merger would be beneficial to all shareholders and are in their support of this proposed merger. If the transaction is approved, the agreement provides for a tax-free exchange of IBT Bancorp common shares for shares of FSB Bancorp, Inc. The exchange ratio is 2.1362 shares of IBT Bancorp common stock for each share of FSB Bancorp, Inc. This results in a value of $64.09 for each share of FSB Bancorp, Inc. common stock, based upon a market price of $30.00 per share for IBT Bancorp as of April 7, 2000. Prior to the special shareholders meeting, you will receive a proxy statement providing full information about the proposed merger, including more complete information on the selling price of IBT Bancorp shares.

FSB Bancorp, Inc. is proud of its long history of service to the Breckenridge, Ithaca and Hemlock communities. However, for the bank to reach its growth potential and enhance shareholder value, we would need to enter new lines of business beyond the credit and deposit services that have been our specialty. Developing expertise independently would be time consuming and costly, making a combination with a larger financial institution attractive. The merger with IBT Bancorp will provide access to capital and technology that will allow us to serve a wide range of customer's financial needs in the future. IBT Bancorp shares our passion for excellence and commitment to the customers and the communities we serve. We believe that our affiliation will benefit both companies along with our shareholders, customers and employees.

The attached press release provides additional information. The date of the shareholders meeting will be sent to you when it is set. In the meantime, if you have any questions, please feel free to call me at (517) 842-3191, ext. 122, or see me at the Breckenridge office.

Sincerely,


/s/ Herbert C. Wybenga
--------------------------------------
Herbert C. Wybenga
President and Chief Executive Officer


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PRESS RELEASE

IBT BANCORP OF MT. PLEASANT, MICHIGAN AND FSB BANCORP, INC. OF BRECKENRIDGE, MICHIGAN ANNOUNCE MERGER

         IBT Bancorp ("IBT") and FSB Bancorp, Inc. ("FSB") announced today the signing of a Definitive Agreement to combine companies, forming a financial services company with over $500 million in total assets and 18 banking offices. IBT is the holding company for Isabella Bank and Trust and FSB is the holding company for Farmers State Bank. Both banks will continue to operate as stand alone banks. The transaction will involve FSB merging with and into IBT and Farmers State Bank becoming a wholly owned subsidiary of IBT. In the transaction FSB shareholders will receive 2.1362 shares of IBT common stock for each share of FSB stock.

         The Board of Directors of IBT, the surviving holding company, will consist of eight existing directors of IBT and two additional directors designated by FSB. L. A. Johns will continue as Chairman of the Board of the holding company, and David W. Hole will continue as President and Chief Executive Officer. Herbert C. Wybenga will be named as Vice President of IBT, and will continue as President and Chief Executive Officer of Farmers State Bank.

         Mr. Hole said, "We are delighted to join forces with this outstanding community-oriented bank. The shareholders, customers and employees of Farmers State Bank will become an extremely important part of our company, and together we will reap the benefits of a larger, more efficient organization while maintaining our strong commitment to our other communities which have been so important to our growth and success."

         Mr. Wybenga stated, "The combination provides Farmers State Bank the diversity needed and a larger base to develop the technology necessary to serve our customers



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with the most up-to-date products. We are pleased to be an important part of
IBT, a community-oriented financial corporation."

         At December 31, 1999, IBT had consolidated assets of $402,018,000 and total stockholders' equity of $36,678,000. Isabella Bank and Trust operates 15 banking offices in Mecosta, Montcalm, Isabella and Clare Counties of Michigan.

         At December 31, 1999, FSB had consolidated assets of $101,579,000 and total stockholders' equity of $10,429,000. Farmers State Bank operates three banking offices in Gratiot and Saginaw Counties of Michigan.

         The transaction is expected to be completed in the third quarter of 2000, following the receipt of regulatory and FSB shareholder approvals. It is intended that the transaction constitute a tax-free reorganization under the Internal Revenue Code, so that shareholders of FSB will not recognize gain or loss in connection with the exchange. In addition, it is intended that the merger be accounted for as a "pooling of interest." A Form S-4 registration statement detailing the terms and conditions of the proposed exchange offer will be filed shortly with the Securities and Exchange Commission. No offering of IBT common stock will be made except by means of a prospectus to be included in the Form S-4 registration statement.

         FSB shareholders are urged to read the Registration Statement on Form S-4, including the prospectus, regarding the transactions referred to above, when it becomes available, as well as the other documents which IBT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. FSB shareholders may obtain a free copy of the prospectus, when it becomes available, and other documents filed by IBT at the Securities and Exchange Commission's web site at http://www.sec.gov or from IBT by directing such request in writing or by telephone to: IBT Bancorp, Inc., 200 East Broadway, Mt. Pleasant, Michigan 48848, Attention: Secretary,
Telephone: (517) 772-9471. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.